Form 10-K, Exhibit 13
period 1995-12-31
BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
filed 1996-04-01
CIK 906547

BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
1995 Annual Report and Form 10-K


THE TRUST

Burlington Resources Coal Seam Gas Royalty Trust (the "Trust") was formed as a Delaware business trust pursuant to the Trust Agreement of Burlington Resources Coal Seam Gas Royalty Trust entered into effective as of May 1, 1993 by and among Meridian Oil Production Inc. ("MOPI"), as trustor, Burlington Resources Inc. ("Burlington Resources"), the parent company of MOPI, and NationsBank of Texas, N.A. (the "Trustee") and Mellon Bank (DE) National Association (the "Delaware Trustee"), as trustees. In January 1996, MOPI was merged with and into Meridian Oil Inc. ("MOI"), a wholly owned subsidiary of Burlington Resources. Accordingly, references in this Annual Report to MOPI refer to MOI after the effective date of January 1, 1996. The Trust owns certain net profits interests (the "Royalty Interests") in MOPI s interest in the Fruitland coal formation underlying the Northeast Blanco Unit in the San Juan Basin of New Mexico (the "Underlying Properties"). The Royalty Interests are the only assets of the Trust, other than cash and temporary investments being held for the payment of expenses and liabilities and for distribution to Unitholders.

The Trust makes quarterly cash distributions to Unitholders. The record date of the quarterly cash distribution of the Trust is the 63rd day following the end of the calendar quarter unless such day is not a business day in which case the record date will be the next business day. The quarterly cash distribution is payable on or before 75 days after the end of the calendar quarter.

Royalty income to the Trust is attributable to the sale of depleting assets. All of the Underlying Properties burdened by the Royalty Interests consist of producing properties. Accordingly, the proved reserves attributable to MOPI's interest in the Underlying Properties are expected to decline substantially during the term of the Trust and a portion of each cash distribution made by the Trust will, therefore, be analogous to a return of capital. Accordingly, cash yields attributable to the Units are expected to decline over the term of the Trust.

- --------------------------------------------------------------------------------
                                  1996                             1997
- --------------------------------------------------------------------------------
Record Dates            June 3    September 3      December 2      March 4
Distribution Dates      June 14   September 13     December 13     March 14


UNITS OF BENEFICIAL INTEREST

The units of beneficial interest ("Units") in the Trust are listed and traded on the New York Stock Exchange under the symbol "BRU." The following table sets forth, for the periods indicated, the high and low sales prices per Unit on the New York Stock Exchange and the amount of quarterly cash distributions per Unit made by the Trust.

                                        Price
                                 --------------------       Distributions
1995                              High         Low          per Unit
- --------------------------------------------------------------------------------
First Quarter....................$17-5/8      $15-1/8       $0.364168
Second Quarter...................$17-1/8      $14-3/4       $0.399989
Third Quarter....................$16          $14-3/8       $0.385197
Fourth Quarter...................$15-3/8      $12-3/8       $0.375008

1994
- --------------------------------------------------------------------------------
First Quarter....................$22-5/8      $21-7/8       $0.497250
Second Quarter...................$22-1/4      $21-1/8       $0.543089
Third Quarter....................$21-5/8      $19-3/8       $0.409118
Fourth Quarter...................$19-1/4      $14-1/8       $0.431520
- --------------------------------------------------------------------------------

At March 15, 1996, there were 8,800,000 Units outstanding and approximately 1,283 Unitholders of record.

SELECTED FINANCIAL DATA

- --------------------------------------------------------------------------------------------
                                                                         For The Period From
                                                                         May 5, 1993 (Date of
                                 For The Year Ended  For The Year Ended  Inception) To
                                 December 31,1995    December 31,1994    December 31,1993
- --------------------------------------------------------------------------------------------
Royalty Income.................  $ 14,076,780        $ 17,115,969        $  6,900,747
Distributable Income...........  $ 13,402,397        $ 16,423,579        $  6,549,172
Distributable Income per Unit..  $       1.52        $       1.87        $       0.74
Distributions per Unit.........  $       1.52        $       1.88        $       0.72
Total Assets, December 31......  $123,634,960        $147,565,760        $172,184,435
Trust Corpus, December 31......  $123,534,740        $147,459,837        $172,153,000
- --------------------------------------------------------------------------------------------

TO UNITHOLDERS:

We are pleased to present the 1995 Annual Report to Unitholders of Burlington Resources Coal Seam Gas Royalty Trust (the "Trust"). The report includes a copy of the Trust's annual report on Form 10-K for the year ended December 31, 1995. The Form 10-K contains important information concerning the creation and administration of the Trust, and the assets of the Trust, including coal seam gas reserves attributable to the net profits interests owned by the Trust estimated as of December 31, 1995.

The Trust was formed as a Delaware business trust under the Delaware Business Trust Act pursuant to the Trust Agreement of Burlington Resources Coal Seam Gas Royalty Trust (the "Trust Agreement") entered into effective as of May 1, 1993 by and among Meridian Oil Production Inc. ("MOPI"), as trustor, Burlington Resources Inc. ("Burlington Resources"), the parent company of MOPI, and NationsBank of Texas, N.A. (the "Trustee") and Mellon Bank (DE) National Association, as trustees. The Trust was formed to acquire and hold certain net profits interests (the "Royalty Interests") in MOPI's interest in the Fruitland coal formation underlying the Northeast Blanco Unit in the San Juan Basin of New Mexico. The Royalty Interests are the only assets of the Trust, other than cash and temporary investments being held for the payment of expenses and liabilities and for distribution to Unitholders.

Royalty income to the Trust is attributable to the sale of depleting assets. All of the Underlying Properties burdened by the Royalty Interests consist of producing properties. Accordingly, the proved reserves attributable to MOPI's interest in the Underlying Properties are expected to decline substantially during the term of the Trust and a portion of each cash distribution made by the Trust will, therefore, be analogous to a return of capital. Accordingly, cash yields attributable to the Units are expected to decline over the term of the Trust. For additional information concerning the reserves please refer to Footnote 9 "Supplemental Oil and Gas Information" of the financial statements.

The year 1995 marked the Trust's second full year of operations. Distributable income for the year ended December 31, 1995 was $13,402,397 or $1.52 per Unit as compared to $16,423,579 or $1.87 per Unit for 1994. Royalty income for the year totaled $14,076,780 as compared to $17,115,969 for 1994. The Trust also earned interest of $37,576 from temporary investments of funds prior to quarterly distributions being made as compared to $36,323 for 1994. General and administrative expenses for the year were $711,959 as compared to $728,713 for 1994.

Under the Trust Agreement, the Trustee has the responsibility to collect proceeds attributable to the Royalty Interests to make quarterly cash distributions to Unitholders after deducting administrative expenses and any amounts necessary for cash reserves. The quarterly record date is the 63rd day following the end of the calendar quarter unless such day is not a business day in which case the record date will be the next business day. The quarterly distribution date is on or prior to 75 days after the end of the calendar quarter.

Tax information for calendar year 1995 permitting each Unitholder to make all calculations reasonably necessary for tax purposes was distributed by the Trustee to Unitholders prior to March 15, 1996, in accordance with the Trust Agreement. Such income tax information will be provided annually to Unitholders by the Trustee not later than March 15th of each year.

BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
By: NationsBank of Texas, N.A., Trustee
By: /sig/ Ron E. Hooper
Vice President
March 25, 1996

TRUSTEE'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


The Trust makes quarterly cash distributions to Unitholders. The only assets of the Trust, other than cash and cash equivalents being held for the payment of expenses and liabilities and for distribution to Unitholders, are the Royalty Interests. The Royalty Interests owned by the Trust burden the net revenue interest in the Underlying Properties that is owned by MOPI and not the Trust.

Distributable income of the Trust consists of the excess of royalty income plus interest income over the general and administrative expenses of the Trust. Upon receipt by the Trust, royalty income is invested in short-term investments in accordance with the Trust Agreement until its subsequent distribution to Unitholders.

The amount of distributable income of the Trust for any calendar year may differ from the amount of cash available for distribution to the Unitholders in such year due to differences in the treatment of the expenses of the Trust in the determination of those amounts. The financial statements of the Trust are prepared on a modified cash basis pursuant to which the expenses of the Trust are recognized when paid or reserves are established for them. Consequently, the reported distributable income of the Trust for any year is determined by deducting from the income received by the Trust the amount of expenses paid by the Trust during such year. The amount of cash available for distribution to Unitholders, however, is determined in accordance with the provisions of the Trust Agreement and reflects the deduction from the income actually received by the Trust of the amount of expenses actually paid by the Trust and adjustment for changes in reserves for unpaid liabilities. See Note 5 to the financial statements of the Trust appearing elsewhere in this Annual Report to Unitholders for additional information regarding the determination of the amount of cash available for distribution to Unitholders.
Because the Trust incurs administrative expenses throughout a quarter but receives its royalty income only once in a quarter, the Trustee established in the third quarter of 1993 a cash reserve for the payment of expenses and liabilities of the Trust. The Trustee thereafter has adjusted the amount of such reserve in certain quarters as required for the payment of the Trust's expenses and liabilities in accordance with the provisions of the Trust Agreement. The Trustee anticipates that it will maintain for the foreseeable future a cash reserve to enable it to pay administrative expenses as they become due. The amount of cash in this reserve from time to time will fluctuate as expenses are paid and royalty income is received.

Royalty income to the Trust is attributable to the sale of depleting assets. All of the Underlying Properties burdened by the Royalty Interests consist of producing properties. Accordingly, the proved reserves attributable to MOPI's interest in the Underlying Properties are expected to decline substantially during the term of the Trust and a portion of each cash distribution made by the Trust will, therefore, be analogous to a return of capital. Accordingly, cash yields attributable to the Units are expected to decline over the term of the Trust. For additional information concerning the reserves please refer to Footnote 9 "Supplemental Oil and Gas Information" of the financial statements. The year 1995 marked the second full year of operations for the Trust. Royalty income for 1995 was $14,076,780 as compared to $17,115,969 for 1994.

Royalty income received by the Trust in a given calendar year will generally reflect the proceeds from the sale of gas produced from the Underlying Properties during the first three quarters of that year and the fourth quarter of the preceding calendar year. The conveyance of the Royalty Interests to the Trust was effective May 1, 1993.

Accordingly, the royalty income included in distributable income for the years ended December 31, 1995 and 1994 and the period from date of inception to December 31, 1993 was based on production volumes and natural gas prices for the twelve months ended September 30, 1995 and 1994 and the period from May 1, 1993 to September 30, 1993, respectively, in accordance with the terms of the conveyance of the Royalty Interests to the Trust, as shown in the table below. The production volumes included in the table are actual net production volumes attributable to MOPI s interest in the Underlying Properties, and not production attributable to the Royalty Interests owned by the Trust.

                                    For the Twelve     For the Twelve    For the Period
                                    Months Ended       Months Ended      from May 1, 1993
                                    Sept. 30, 1995     Sept. 30, 1994    to Sept. 30, 1993
- ------------------------------------------------------------------------------------------
Production (Bcf)(1)..........           14.961             17.585             6.248
Production (Trillion Btu)(2).           13.519             15.881             5.742
Average Inside FERC Price
 ($/MMBtu)(3)................           $1.22              $1.76              $1.89
MOPI Average Entitled Price
 Received ($/MMBtu)(4).......           $1.20              $1.36              $1.41

(1) Billion cubic feet of natural gas.
(2) Trillion British Thermal Units.
(3) The posted index price (Inside Ferc) of spot gas delivered to pipelines.
(4) Average Inside Ferc price less allowable deductions.

At December 31, 1995 and 1994, the Trust's net carrying value of its investment in royalty interests exceeded the sum of the future net cash flows plus the estimated future Section 29 tax credit benefits from the production of the Trust's reserves by $561,809 and $995,048, respectively. Accordingly, the Trust was required to record an impairment allowance in 1995 and 1994 to reduce its carrying value of royalty interests in gas reserves. The reduction in the carrying value of its investments was charged directly to trust corpus. For further discussion of impairment, please refer to Footnotes 2 and 10 in the financial statements.

Production attributable to MOPI's interest in the Underlying Properties is generally sold pursuant to a gas purchase contract between MOPI and Meridian Oil Trading Inc. ("MOTI"). The gas purchase contract provides certain protections for MOTI in the form of price credits and for Unitholders when the applicable Blanco Hub Spot Price falls below $1.65 per MMBtu and provides certain benefits for MOTI when the Blanco Hub Spot Price exceeds $2.10 per MMBtu. The gas purchase contract also provides that the price paid for gas by MOTI is reduced by the amount of gathering and/or transportation charges, taxes, treating and processing costs and all other costs payable in connection with such services from the central gathering point to main line delivery paid by MOTI. For more detailed information regarding the terms and conditions of the gas purchase contract, see "Item 2. Properties--Gas Purchase Contract" in the Form 10-K of the Trust appearing elsewhere in this Annual Report to Unitholders.

The Blanco Hub Spot Price was below $1.65 per MMBtu in each month during the year of 1995 and during the second, third and fourth quarter of 1994. However, pursuant to the terms of the gas purchase contract, MOTI continued to purchase gas attributable to MOPI's interest in the Underlying Properties at the $1.60 per MMBtu minimum purchase price, less deductible costs paid by MOTI, established by the gas purchase contract; and MOTI received a price credit from MOPI for each MMBtu of natural gas so purchased by MOTI equal to the difference between the $1.60 per MMBtu minimum purchase price and the applicable index price (which price is equal to 97 percent of the applicable Blanco Hub Spot Price). MOTI estimates that, as of December 31, 1995, MOTI had aggregate price credits of approximately $7.4 million of which the Trust s 95 percent interest was approximately $7.1 million. The Blanco Hub Spot Price was also below $1.65 per MMBtu in January and February 1996.

The entitlement of MOTI to recoup the price credits means that if and when the applicable Blanco Hub Spot Price rises above $1.65 per MMBtu, future royalty income paid to the Trust would be reduced until such time as such price credits have been fully recouped. Corresponding cash distributions to Unitholders would also be reduced.

The information in this Annual Report to Unitholders concerning production and prices relating to MOPI's interest in the Underlying Properties is based on information prepared and furnished by MOPI to the Trustee. The Trustee has no control over and no responsibility relating to the operation of the Underlying Properties.


FINANCIAL STATEMENTS

Audited Statements of Assets, Liabilities and Trust Corpus of the Trust as of December 31, 1995 and 1994, and the related Statements of Distributable Income and Changes in Trust Corpus for the years ended December 31, 1995 and 1994 and the period from May 1, 1993 (date of inception) to December 31, 1993, are included in this Annual Report to Unitholders immediately following the Independent Auditors' Report below.

The Royalty Interests owned by the Trust burden the Underlying Properties, which are owned by MOPI and not the Trust. For the information of Unitholders, an audited Statement of Revenues and Direct Operating Expenses of the Underlying Properties for each of the three years in the period ended December 31, 1995 has been prepared and furnished by MOPI to the Trustee for inclusion in this Annual Report to Unitholders. The financial statement furnished by MOPI appears immediately preceding the Form 10-K of the Trust.

INDEPENDENT AUDITORS REPORT

NationsBank of Texas, N.A., as Trustee of
Burlington Resources Coal Seam Gas Royalty Trust

We have audited the accompanying statements of assets, liabilities and trust corpus of Burlington Resources Coal Seam Gas Royalty Trust as of December 31, 1995 and 1994, and the related statements of distributable income and changes in trust corpus for the years ended December 31, 1995 and 1994 and the period from May 5, 1993 (date of inception) to December 31, 1993. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the Burlington Resources Coal Seam Gas Royalty Trust at December 31, 1995 and 1994, and its distributable income and changes in trust corpus for the years ended December 31, 1995 and 1994 and the period from May 5, 1993 (date of inception) to December 31, 1993, on the basis of accounting described in Note 2.

/sig/ DELOITTE & TOUCHE LLP
Dallas, Texas
March 18, 1996

FINANCIAL STATEMENTS
BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS


- --------------------------------------------------------------------------------
December 31                                       1995             1994
- --------------------------------------------------------------------------------
Assets
Cash and cash equivalents.................... $     31,260     $     48,964
Royalty interests in oil and gas properties
 (less accumulated amortization and
 impairment of $56,796,300 and $32,883,204)
(Note 10)....................................  123,603,700      147,516,796
- --------------------------------------------------------------------------------
Total assets................................. $123,634,960     $147,565,760
- --------------------------------------------------------------------------------

Liabilities and Trust Corpus
Trust expenses payable....................... $    100,220     $    105,923
Trust corpus (8,800,000 units of beneficial
 interest authorized and
 outstanding)................................  123,534,740      147,459,837
- --------------------------------------------------------------------------------
Total liabilities and trust corpus........... $123,634,960     $147,565,760
- --------------------------------------------------------------------------------

STATEMENTS OF DISTRIBUTABLE INCOME


- ------------------------------------------------------------------------------------------
                                                                        Period from
                                                                        May 5, 1993
                                        Year Ended      Year Ended      (Date of Inception)
                                        December 31,    December 31,    to December 31,
                                        1995            1994            1993
- ------------------------------------------------------------------------------------------
Royalty income..................        $14,076,780     $17,115,969     $  6,900,747
Interest income.................             37,576          36,323           11,975
- ------------------------------------------------------------------------------------------
                                         14,114,356      17,152,292        6,912,722
General and administrative
expenses (Note 4)...............           (711,959)       (728,713)        (363,550)
- ------------------------------------------------------------------------------------------
Distributable income............        $13,402,397     $16,423,579     $  6,549,172
- ------------------------------------------------------------------------------------------
Distributable income per unit
(8,800,000 units)...............        $  1.522999     $  1.866315     $   0.744224
- ------------------------------------------------------------------------------------------
Distributions per unit..........        $  1.524363     $  1.880976     $   0.721163
- ------------------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN TRUST CORPUS


- ------------------------------------------------------------------------------------------
                                                                        Period from
                                                                        May 5, 1993
                                        Year Ended      Year Ended      (Date of Inception)
                                        December 31,    December 31,    to December 31,
                                        1995            1994            1993
- ------------------------------------------------------------------------------------------
Trust corpus, beginning of period.      $147,459,837    $172,153,000    $      1,000
Conveyance of royalty interests by
 Meridian Oil Production Inc......                 -               -     180,400,000
Amortization and impairment
 of royalty interests.............       (23,913,096)    (24,564,144)     (8,319,060)
Distributable income..............        13,402,397      16,423,579       6,549,172
Trust formation costs.............                 -               -        (131,878)
Distributions to unitholders......       (13,414,398)    (16,552,598)     (6,346,234)
- ------------------------------------------------------------------------------------------
Trust corpus, end of period.......      $123,534,740    $147,459,837    $172,153,000
- ------------------------------------------------------------------------------------------

  The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS


1. TRUST ORGANIZATION AND PROVISIONS

Burlington Resources Coal Seam Gas Royalty Trust (the "Trust") was formed as a Delaware business trust pursuant to the terms of the Trust Agreement of Burlington Resources Coal Seam Gas Royalty Trust (the "Trust Agreement") entered into effective as of May 1, 1993 by and among Meridian Oil Production Inc., a Delaware corporation ("MOPI"), as trustor, Burlington Resources Inc., a Delaware corporation ("Burlington Resources"), and NationsBank of Texas, N.A., a national banking association (the "Trustee"), and Mellon Bank (DE) National Association, a national banking association (the "Delaware Trustee"), as trustees. In January 1996, MOPI was merged with and into Meridian Oil Inc. ("MOI"), a wholly owned subsidiary of Burlington Resources. Accordingly, references in this Annual Report to MOPI refer to MOI after the effective date of January 1, 1996. The trustees are independent financial institutions.
The Trust is a grantor trust formed to acquire and hold certain net profits interests (the "Royalty Interests") in MOPI's interest in the Fruitland coal formation underlying the Northeast Blanco Unit in the San Juan Basin of New Mexico (the "Underlying Properties"). The Trust was initially created by the filing of a Certificate of Trust with the Secretary of State of Delaware on May 5, 1993. In accordance with the Trust Agreement, MOPI contributed $1,000 as the initial trust corpus of the Trust. On June 17, 1993, the Royalty Interests were conveyed to the Trust by MOPI pursuant to the Net Profits Interest Conveyance (the "Conveyance") dated effective as of May 1, 1993, in consideration for all 8,800,000 authorized units of beneficial interest ("Units") in the Trust. MOPI transferred its Units by dividend to its parent, Meridian Oil Holding Inc., which transferred such Units by dividend to its parent, Burlington Resources, which sold such Units to the public through various underwriters in June 1993 (the "Public Offering"). All of the production attributable to the Underlying Properties is from the Fruitland coal formation and currently constitutes "coal seam" gas that entitles the owners of such production, provided certain requirements are met, to tax credits pursuant to Section 29 of the Internal Revenue Code of 1986, as amended.

Royalty income to the Trust is attributable to the sale of depleting assets. All of the Underlying Properties burdened by the NPI (as hereinafter defined) consist of producing properties. Accordingly, the proved reserves attributable to MOPI's interest in the Underlying Properties are expected to decline substantially during the term of the Trust and a portion of each cash distribution made by the Trust will, therefore, be analogous to a return of capital. Accordingly, cash yields attributable to the Units are expected to decline over the term of the Trust.

The Trustee has all powers to collect and distribute proceeds received by the Trust and to pay Trust liabilities and expenses. The Delaware Trustee has only such powers as are set forth in the Trust Agreement or are required by law and is not empowered to otherwise manage or take part in the business of the Trust. The Royalty Interests are passive in nature and neither the Delaware Trustee nor the Trustee has any control over or any responsibility relating to the operation of the Underlying Properties or MOPI's interest therein.
The Trust will terminate no later than December 31, 2012, subject to earlier termination under certain circumstances described in the Trust Agreement (the "Termination Date"). Cancellation of the Trust will occur on or following the Termination Date when all Trust assets have been sold and the net proceeds thereof are distributed to the Unitholders.

The only assets of the Trust, other than cash and cash equivalents being held for the payment of expenses and liabilities and for distribution to Unitholders, are the Royalty Interests. The Royalty Interests consist primarily of a net profits interest (the "NPI") in MOPI's interest in the Underlying Properties. The NPI generally entitles the Trust to receive 95 percent of the NPI Net Proceeds, as defined below. The Royalty Interests also include a 20 percent interest in the Infill Net Proceeds, as defined below, from the sale of production if well spacing rules are effectively modified and additional wells are drilled on producing drilling blocks in the Northeast Blanco Unit ("Infill Wells") during the term of the Trust. With respect to the NPI, the term "NPI Net Proceeds" generally means the aggregate proceeds attributable to MOPI's net revenue interest in the Underlying Properties (excluding the proceeds, if any, from Infill Wells) calculated at the price paid by Meridian Oil Trading Inc. ("MOTI"), an affiliate of MOPI, at any one of four central delivery points in the Northeast Blanco Unit gathering system or either of two wellhead delivery points (collectively, the "Central Gathering Point") for the entitled volume of gas produced and sold from MOPI's interest in the Underlying Properties less MOPI's working interest share of
(i) property, production and related taxes (including severance taxes); (ii) lease operating expenses; (iii) capital costs (if paid after January 1, 1994);
(iv) royalties, if any, required to be paid that are based on the value of
Section 29 tax credits attributable to such working interest share; and (v) interest on the unrecovered portion, if any, of the foregoing costs at a rate equal to the base rate (compounded quarterly) as announced from time to time by Citibank, N.A. ("Citibank's Base Rate"). The term "Infill Net Proceeds" generally means the aggregate proceeds attributable to MOPI's net revenue interest calculated at the price paid by MOTI at the Central Gathering Point for the entitled volume of gas produced and sold from MOPI's interest in any Infill Wells less MOPI's working interest share of (a) property, production and related taxes (including severance taxes) on such Infill Wells; (b) lease operating expenses with respect to such Infill Wells; (c) capital costs with respect to such Infill Wells; and (d) interest on the unrecovered portion, if any, of the foregoing costs at Citibank's Base Rate. The complete definitions of NPI Net Proceeds and Infill Net Proceeds are set forth in the Conveyance. Because of the passive nature of the Trust and the restrictions and limitations on the powers and activities of the Trustee contained in the Trust Agreement, the Trustee does not consider any of the officers and employees of the Trustee to be "officers" or "executive officers "of the Trust as such terms are defined under the applicable rules and regulations adopted under the Securities Exchange Act of 1934.

2. BASIS OF ACCOUNTING

The financial statements of the Trust are prepared on a modified cash basis and are not intended to present financial position and results of operations in conformity with generally accepted accounting principles ("GAAP"). Preparation of the Trust's financial statements on such basis includes the following:

 .    Royalty income and interest income are recorded in the period in which amounts are received by the Trust rather than in the months of production.

 .    General and administrative expenses recorded are based on liabilities paid and cash reserves established out of cash received.

 .    Amortization of the Royalty Interests is calculated on a unit-of-
     production basis and charged directly to trust corpus when revenues are received.

 .    Distributions to Unitholders are recorded when declared by the Trustee
     (see Note 5).


USE OF ESTIMATES

The preparation of financial statements in conformity with the basis of accounting described above requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates.


NEW ACCOUNTING STANDARDS

Statements of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires the review of long-lived assets and certain identifiable intangibles for impairment. If an impairment event occurs and it is determined that the carrying value of the asset may not be recoverable, an impairment loss will be recognized as measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. The statement is effective for fiscal years beginning after December 15,1995. The Trustee anticipates implementation of SFAS No. 121 could have a material impact on the financial statements of the Trust (see Note 10).

The financial statements of the Trust differ from financial statements prepared in accordance with GAAP because royalty income is not accrued in the period of production, general and administrative expenses recorded are based on liabilities paid and cash reserves established rather than on an accrual basis, and amortization and impairment of the Royalty Interests is not charged against operating results.

Burlington Resources sold an aggregate of 8,800,000 Units in the Public Offering. Accordingly, the statements of assets, liabilities and trust corpus at December 31, 1995 and 1994 reflect 8,800,000 Units at the public offering price of $20.50 per Unit (less accumulated amortization and impairment).
The net amount of royalty interests in gas properties is limited to the sum of the future net cash flows attributable to the Trust s gas reserves at year end using current product prices plus the estimated future Section 29 credits for federal income tax purposes. If the net cost of royalty interests in gas properties exceeds this amount, an impairment provision is recorded and charged to the trust corpus.

3. FEDERAL INCOME TAXES

The Trust is a grantor trust for Federal income tax purposes. As a grantor trust, the Trust will not be required to pay federal or state income taxes. Accordingly, no provision for income taxes has been made in these financial statements.

Because the Trust will be treated as a grantor trust, and because a Unitholder will be treated as directly owning an interest in the Royalty Interests, each Unitholder will be taxed directly on his per Unit share of income attributable to the Royalty Interests consistent with the Unitholder's method of accounting without regard to the taxable year or accounting method employed by the Trust. Production from coal seam gas wells drilled after December 31, 1979 and prior to January 1, 1993, qualifies for the Federal income tax credit for producing nonconventional fuels under Section 29 of the Internal Revenue Code. This tax credit is calculated annually based on each year s qualified production through the year 2002. Such credit, based on the Unitholder's pro rata share of qualifying production, may not reduce his regular tax liability (after the foreign tax credit and certain other non-refundable credits) below his alternative minimum tax. Any part of the Section 29 credit not allowed for the tax year solely because of this limitation is subject to certain carryover provisions. Each Unitholder should consult his tax advisor regarding Trust tax compliance matters.

4. RELATED PARTY TRANSACTIONS

Burlington Resources provides accounting, bookkeeping and informational services to the Trust in accordance with an Administrative Services Agreement effective May 1, 1993. The fee is $75,000 per quarter, adjusted annually, based upon the change in the Producer's Price Index each January 1 commencing January 1, 1994. Aggregate fees paid by the Trust to Burlington Resources in 1995, 1994 and 1993 were $305,695, $300,600 and $225,000, respectively.
Of the Trust expenses payable at December 31, 1994 and 1993, $801 and $2,200 represent expense reimbursements to the Trustee. Aggregate fees paid by the Trust to the Trustee in 1995, 1994 and 1993 were $38,192, $37,080 and $30,666, respectively. Aggregate expense reimbursement to the trustees in 1994 and 1993 were $801 and $10,183, respectively. The Delaware Trustee was paid a flat fee of $10,000 for each of the respective years.

During 1993, the Trust reimbursed Burlington Resources $3,432 for expenses and $120,668 for formation costs.

5. DISTRIBUTIONS TO UNITHOLDERS

The Trustee determines for each quarter the amount of cash available for distribution to Unitholders. Such amount (the "Quarterly Distribution Amount") is an amount equal to the excess, if any, of the cash received by the Trust, on or before the last business day before the 50th day following the end of each calendar quarter from the Royalty Interests attributable to production during such quarter, plus, with certain exceptions, any other cash receipts of the Trust during such quarter, over the liabilities of the Trust paid during such quarter, subject to adjustments for changes made by the Trustee during such quarter in any cash reserves established for the payment of contingent or future obligations of the Trust.

The Quarterly Distribution Amount for each quarter is payable to Unitholders of record on the 63rd day following the end of such calendar quarter unless such day is not a business day in which case the record date is the next business day thereafter. The Trustee distributes the Quarterly Distribution Amount on or prior to the 75th day after the end of each calendar quarter to each person who was a Unitholder of record on the associated record date, together with interest estimated to be earned on such amount from the date of receipt thereof by the Trustee to the payment date.

The Royalty Interests may be sold under ceratin circumstances and will be sold following termination of the Trust. A special distribution will be made of undistributed net sales proceeds and other amounts received by the Trust aggregating in excess of $10,000,000 (a "Special Distribution Amount"). The record date for a Special Distribution Amount will be the 15th day following receipt of amounts aggregating a Special Distribution Amount by the Trust (unless such day is not a business day in which case the record date will be the next business day thereafter) unless such day is within 10 days prior to the record date for a Quarterly Distribution Amount in which case the record date will be the date as is established for the next Quarterly Distribution Amount. Distribution to Unitholders of a Special Distribution Amount will be made no later than 15 days after the Special Distribution Amount record date.

6. CONTINGENCIES

Under the terms of the gas purchase contract entered into between MOPI and an affiliate of MOPI (the "Gas Purchase Contract"), additional revenues may be paid to the Trust to meet the minimum purchase price provision of $1.60 per MMBtu (the "Minimum Purchase Price") (less applicable deductions). This additional revenue is subject to recoupment by MOPI from future revenues received from production, with respect to any month commencing after December 31, 1993, when the applicable index price in such month exceeds the Minimum Purchase Price.

The applicable index price was below the Minimum Purchase Price in each month during the year of 1995 and during the second, third and fourth quarter of 1994. Pursuant to the terms of the Gas Purchase Contract, MOTI established a price credit account. MOTI estimates that, as of December 31, 1995, MOTI had aggregate price credits in the price credit account of approximately $7.4 million of which the Trust's 95 percent interest was approximately $7.1 million. The applicable index price was also below the Minimum Purchase Price in January and February 1996.

The Trustee has been advised by MOPI that the Minerals Management Service ("MMS"), a subagency of the U.S. Department of the Interior, has from time to time considered the inclusion of the value of the Section 29 tax credits attributable to coal seam gas production in the calculation of gross proceeds for purposes of calculating the royalty that is payable to the MMS. On August 31, 1993, the U.S. Office of the Inspector General (the "OIG") issued an audit report stating the view that Section 29 tax credits should be included in the calculation of gross proceeds and recommended that the MMS pursue collection of additional royalties with respect to past and future production. On December 8, 1993, however, the Office of the Solicitor of the U.S. Department of the Interior gave its opinion to the MMS that the report of the OIG was incorrect and that Section 29 tax credits are not part of gross proceeds for the purpose of Federal royalty calculations. MOPI believes that any inclusion of the value of Section 29 tax credits for purposes of calculating royalty payments required to be made on Federal lands would be inappropriate since all mineral interest owners, including royalty owners, are entitled to Section 29 tax credits for their proportionate share of qualifying coal seam gas production. MOPI has advised the Trustee that it would vigorously oppose any attempt by the MMS to require the inclusion of the value of Section 29 tax credits in the calculation of gross proceeds. However, if such regulations were adopted and upheld, royalty payments would be increased which would decrease NPI Net Proceeds and, therefore, amounts payable to the Trust. The reduction in amounts payable to the Trust would cause a corresponding reduction in associated Section 29 tax credits available to Unitholders.
Per the terms of the Gas Purchase Contract, substantially all royalty income of the Trust was derived from MOPI.

7. SUBSEQUENT EVENT

Subsequent to December 31, 1995, the Trust declared the following distribution:

Quarterly              Payment                  Distribution
Record Date            Date                     per Unit
- ---------------------------------------------------------------------
March 4, 1996          March 15, 1996           $.332881

The Trustee has estimated the Section 29 tax credit associated with the March 15, 1996 quarterly distribution to be $0.31 per Unit (unaudited).

8. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the periods ended December 31, 1995 and 1994 are as follows (in thousands except per unit amounts):

- --------------------------------------------------------------------------------
Calendar           Royalty            Distributable        Distributable
Quarter            Income                Income           Income per Unit
- --------------------------------------------------------------------------------
1995
- ----
First............. $3,308               $ 3,174             $ .360662
Second............  3,812                 3,517               .399712
Third.............  3,528                 3,398               .386154
Fourth............  3,429                 3,313               .376471
- --------------------------------------------------------------------------------
  Total...........$14,077               $13,402             $1.522999
- --------------------------------------------------------------------------------
1994
- ----
First.............$ 4,518               $ 4,376             $ .497320
Second............  4,897                 4,567               .518981
Third.............  3,754                 3,642               .413882
Fourth............  3,947                 3,838               .436132
- --------------------------------------------------------------------------------
  Total...........$17,116               $16,423             $1.866315
- --------------------------------------------------------------------------------

Selected 1995 fourth quarter data are as follows (in thousands except per unit amounts):

Royalty income.....................................................$  3,429
Interest income....................................................       9
General and administrative expenses................................    (125)
- --------------------------------------------------------------------------------
Distributable income...............................................$  3,313
- --------------------------------------------------------------------------------
Distributable income per unit......................................$.376471
- --------------------------------------------------------------------------------
Distribution per unit..............................................$.375008
- --------------------------------------------------------------------------------

9. SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

The net proved reserves attributable to the Royalty Interests, all located within the United States, have been estimated as of December 31, 1995, 1994 and 1993 by independent petroleum engineers. A reserve estimate as of January 1, 1993 was prepared for the Trust even though the conveyance of the Royalty Interests to the Trust did not occur until June 17, 1993.

In accordance with Statement of Financial Accounting Standards No. 69, estimates of future net revenues from proved reserves have been prepared either using end-of-period or contractual gas prices as appropriate and related costs. The standardized measure of future net revenues from the gas reserves is calculated based on discounting such future net revenues at an annual rate of 10 percent. The Blanco Hub Spot Price for December 1995 was $1.34 per MMBtu. Accordingly, the minimum purchase price of $1.60 per MMBtu was utilized which, after adjustments for certain costs and provisions of the Gas Purchase Contract, resulted in a weighted average wellhead price of $1.20 per MMBtu.

Numerous uncertainties are inherent in estimating volumes and value of proved developed reserves and in projecting future production rates. Such reserve estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production may be substantially different from the original estimates.

The reserve estimates for the Royalty Interests are based on a percentage share of NPI Net Proceeds payable to the Trust of 95 percent. A net profits interest does not entitle the Trust to a specific quantity of gas but to a portion of gas sufficient to yield a specified portion of the net proceeds derived therefrom. Proved reserves attributable to a net profits interest are calculated by deducting an amount of gas sufficient, if sold at the prices used in preparing the reserve estimates for such profits interest, to pay the future established costs and expenses deducted in the calculation of the net proceeds of such interest. Accordingly, the reserves presented for the Royalty Interests reflect quantities of gas that are free of future costs and expenses if the price and cost assumptions used in the reserve report prepared as of December 31, 1995 occur.

                                                          Natural Gas (MMcf)
- --------------------------------------------------------------------------------
Proved reserves as of January 1, 1993....................       135,502
 Revisions of previous estimates.........................       (11,897)
 Production..............................................       (15,580)
- --------------------------------------------------------------------------------
Proved reserves at December 31, 1993.....................       108,025
 Revisions of previous estimates.........................        (1,752)
 Production..............................................       (15,941)
- --------------------------------------------------------------------------------
Proved reserves at December 31, 1994.....................        90,332
 Revisions of previous estimates.........................           208
 Production..............................................       (13,995)
- --------------------------------------------------------------------------------
Proved reserves at December 31, 1995.....................        76,545
- --------------------------------------------------------------------------------

All proved reserve estimates presented above are proved developed.
Proved reserves are estimated quantities of natural gas which geological and engineering data indicate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

The following table sets forth the standardized measure of discounted future net revenues at December 31, 1995, 1994 and 1993 relating to proved reserves (in thousands):

                                                1995       1994        1993
- --------------------------------------------------------------------------------
Future cash inflows..........................$ 94,079    $110,439    $160,059
Future production taxes and operating costs.. (19,048)    (24,470)    (20,234)
- --------------------------------------------------------------------------------
Future net cash flows........................  75,031      85,969     139,825
10% discount factor.......................... (27,461)    (30,286)    (48,402)
- --------------------------------------------------------------------------------
Standardized measure of discounted future
net revenues.................................$ 47,570    $ 55,683    $ 91,423
- --------------------------------------------------------------------------------

The following table sets forth the changes in the aggregate standardized measure of discounted future net revenues from proved reserves during the years ended December 31, 1995, 1994 and 1993 (in thousands):

                                             1995       1994        1993
- --------------------------------------------------------------------------------
Balance at January 1......................$ 55,683    $ 91,423    $101,900
Increase (decrease) due to:
 Net sales of coal seam gas............... (13,826)    (15,906)    (16,616)
 Net changes in prices and costs..........     (80)    (25,600)     (5,570)
 Changes in estimated volumes.............     225      (3,376)      1,519
 Accretion of discount....................   5,568       9,142      10,190
- --------------------------------------------------------------------------------
Balance at December 31....................$ 47,570    $ 55,683    $ 91,423
- --------------------------------------------------------------------------------

The above reserves do not include undiscounted Section 29 tax credits of approximately $48,572,000 as estimated by an independent petroleum engineer. The present discounted (10%) value of these tax credits is approximately $37,545,000.

10. IMPAIRMENT OF ROYALTY INTERESTS

At December 31, 1995 and 1994, the Trust's net carrying value of its investment in royalty interests exceeded the sum of the future net cash flows plus the estimated future Section 29 tax credit benefits from the production of the Trust's reserves by $561,809 and $995,048, respectively. Accordingly, the Trust was required to record an impairment allowance during 1995 and 1994 to reduce its carrying value of royalty interests in gas reserves. The reduction in the carrying value of its investments was charged directly to trust corpus. For further discussion of impairment see Note 2. As more fully discussed in Note 2, beginning in 1996 the Trust will be required to adopt SFAS No. 121. SFAS No. 121 will require that if an impairment event occurs and it is determined that the carrying value of the Trust's royalty interests may not recoverable, an impairment will be recognized as measured by the amount by which the carrying amount of the royalty interests exceeds the fair value of these assets, which would likely be measured by discounting projected cash flows. Should the aggregate dollar amount of the Trust s reserves and Section 29 credits continue to decline an additional impairment provision, which could be material, will be required. There can be no assurance such a writedown will not occur.

SUPPLEMENTAL INFORMATION REGARDING THE UNDERLYING PROPERTIES

The Royalty Interests owned by the Trust burden MOPI's interest in the Underlying Properties. The Royalty Interests are passive in nature and neither the Trustee nor the Delaware Trustee has any control over or responsibility relating to the operation of the Underlying Properties or MOPI's interest therein. For the information of Unitholders, the following Statement of Revenues and Direct Operating Expenses of MOPI's interest in the Underlying Properties for each of the three years in the period ended December 31, 1995, audited by Coopers & Lybrand LLP, independent accountants, has been prepared and furnished by MOPI to the Trustee for inclusion herein.

REPORT OF INDEPENDENT ACCOUNTANTS
TO BOARD OF DIRECTORS
  OF BURLINGTON RESOURCES INC.:

We have audited the accompanying Statements of Revenues and Direct Operating Expenses ("Statement") of certain coal seam gas producing properties of Meridian Oil Production Inc. ("MOPI's interest in the Underlying Properties") for each of the three years in the period ended December 31, 1995. This financial statement is the responsibility of Company's management. Our responsibility is to express an opinion on this financial statement based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Statement reflects the revenue and direct operating expenses attributable to MOPI's Interest in the Underlying Properties as described in Note 2 and is not intended to be a complete presentation of the revenues and expenses of MOPI's interest in the Underlying Properties.

In our opinion, the Statement presents fairly, in all material respects, the revenues and direct operating expenses of MOPI's interest in the Underlying Properties as described in Note 2 for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

/Sig/ COOPERS & LYBRAND L.L.P.
Houston, Texas
March 15, 1996

MOPI'S INTEREST IN THE UNDERLYING PROPERTIES
STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES


                                            Years Ended December 31,
                                          1995          1994       1993
- --------------------------------------------------------------------------------
                                                   (In thousands)
Revenues...........................    $ 16,009        $ 19,573   $ 20,617
- --------------------------------------------------------------------------------
Direct operating expenses:
 Taxes on production and property...      1,111           1,871      2,030
 Lease operating expenses...........        433             624      1,097
- --------------------------------------------------------------------------------
                                          1,544           2,495      3,127
- --------------------------------------------------------------------------------
Excess of revenues over direct operating
  expenses..........................   $ 14,465        $ 17,078   $ 17,490
- --------------------------------------------------------------------------------

   The accompanying notes are an integral part of this financial statement.

MOPI'S INTEREST IN THE UNDERLYING PROPERTIES
NOTES TO THE FINANCIAL STATEMENTS


1. MOPI'S INTEREST IN THE UNDERLYING PROPERTIES

The Interest of Meridian Oil Production Inc. (the "Company") in certain coal seam gas producing properties (the "Underlying Properties") consists of certain interests in the Fruitland coal formation owned by Burlington Resources Inc. through the Company. The Underlying Properties, substantially all of which are located in the Northeast Blanco Unit in the San Juan Basin of New Mexico, are burdened by a Net Profits Interest Conveyance ("Conveyance") from Meridian Oil Production Inc. to the Burlington Resources Coal Seam Gas Royalty Trust ("Trust") dated May 1, 1993 . Effective January 1, 1996, the Company was merged into Meridian Oil Inc. And Meridian Oil Inc. became the surviving corporation.

2. BASIS OF PRESENTATION

The accompanying financial statement does not include depreciation, depletion and amortization, interest, general and administrative expenses or income taxes. Accordingly, the financial statement is not intended to represent the financial position, results of operations or cash flows of the Underlying Properties in conformity with generally accepted accounting principles. Revenues are presented on an accrual basis using the production entitlement method as set forth in the Conveyance. The Company's revenues are recorded based upon its Net Revenue Interest Percentage (as defined in the Conveyance). Revenues are reflected net of existing royalties, overriding royalties and gathering, treating and processing expenses. The Company's actual cash receipts may vary from accrued revenues due to timing delays of receipt of cash from the operators of the Underlying Properties or purchasers, and due to wellhead and pipeline volume balancing agreements or practices. The Company produced and sold more gas than its entitled share based upon its working interest in the Underlying Properties, and thus is in an over-produced position of approximately 258 MMcf, 1,100 MMcf and 1,700 MMcf as of December 31, 1995, 1994 and 1993, respectively. Expenses are presented on an accrual basis.

The preparation of the financial statement requires the Company to make estimates and assumptions that affect the reported amounts of revenues and direct operating expenses during the reporting periods. Actual results could differ from such estimates.

3. RELATED PARTY TRANSACTIONS

Prior to May 1, 1993, the Company's production from the Underlying Properties was sold to Meridian Oil Trading Inc. ("MOTI"), an affiliate of the Company, based on MOTI's posted price. Beginning May 1, 1993, the Company's production from the Underlying Properties was sold to MOTI under the terms of the Gas Purchase Contract between the Company and MOTI dated May 1, 1993 ("Gas Purchase Contract"). The monthly price paid by MOTI for natural gas purchased pursuant to the Gas Purchase Contract is (i) the greater of (a) $1.60 per MMBtu ("Minimum Purchase Price") and (b) the Index Price (as defined in the Gas Purchase Contract) up to the Sharing Price (as defined in the Gas Purchase Contract), less, in each case, (ii) gathering, treating and processing charges incurred in connection with such production, and plus (iii) a price differential, if any, when the Index Price exceeds the Sharing Price. After December 31, 1993, to the extent MOTI was required pursuant to the Gas Purchase Contract to pay a price based on the Minimum Purchase Price rather than the Index Price, MOTI accrued certain price credits that will be used to reduce the purchase price of gas under the Gas Purchase Contract when the Index Price exceeds the Minimum Purchase Price. MOTI has the right to recover price credits of $7.4 million and $1.4 million as of December 31, 1995 and 1994, respectively.

The Company's production from the Underlying Properties is gathered, treated and processed by Meridian Oil Gathering Inc. ("MOGI"), an affiliate of the Company. The fees charged by MOGI totaled approximately $4.8 million, $5.3 million and $5.0 million for the years ended December 31, 1995, 1994 and 1993, respectively, and are in accordance with the rates defined in the Gas Gathering, Dehydrating and Treatment Agreement between the Company and MOGI dated May 3, 1990, as amended May 1, 1993.

TRUSTEE
NationsBank of Texas, N.A.
Dallas, Texas

DELAWARE TRUSTEE
Mellon Bank(DE) National Association
Wilmington, Delaware

TRANSFER AGENT AND REGISTRAR
The First National Bank of Boston
Boston, Massachusetts and New York, New York

TRUST AUDITORS
Deloitte & Touche LLP
Dallas, Texas

TRUST ENGINEERING CONSULTANTS
Netherland, Sewell & Associates, Inc.
Houston, Texas

TRUSTEE COUNSEL
Thompson & Knight,
A Professional Corporation
Dallas, Texas

FORM 10-K

A copy of the Form 10-K of the Trust for the year ended December 31, 1995 as filed with the Securities and Exchange Commission has been provided with this Annual Report to Unitholders. Additional copies of the Form 10-K will be provided, without charge, upon written request to:

BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
NationsBank of Texas, N.A., Trustee
NationsBank Plaza
901 Main Street, Suite 1200
Dallas, Texas 75202


BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
NationsBank of Texas, N.A., Trustee
NationsBank Plaza
901 Main Street, Suite 1200
Dallas, Texas 75202
1-800-365-6547