Form 10-K405, Exhibit 13
period 1996-12-31
BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
filed 1997-03-31
CIK 906547

                                                                    EXHIBIT 13.1

BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
1996 ANNUAL REPORT AND FORM 10-K
THE TRUST

Burlington Resources Coal Seam Gas Royalty Trust (the "Trust") was formed as a Delaware business trust pursuant to the Trust Agreement of Burlington Resources Coal Seam Gas Royalty Trust entered into effective as of May 1, 1993 by and among Meridian Oil Production Inc. ("MOPI"), as trustor, Burlington Resources Inc. ("Burlington Resources"), the parent company of MOPI, and NationsBank of Texas, N.A. (the "Trustee") and Mellon Bank (DE) National Association (the "Delaware Trustee"), as trustees. Effective January 1, 1996, MOPI was merged with and into Meridian Oil Inc. ("MOI"), a wholly owned subsidiary of Burlington Resources. Effective July 11, 1996, MOI changed its name to Burlington Resources Oil & Gas Company ("BROG") and Meridian Oil Trading Inc. ("MOTI") and Meridian Oil Gathering Inc. ("MOGI"), both affiliates of MOI, changed their names to Burlington Resources Trading Inc. ("BRTI") and Burlington Resources Gathering Inc. ("BRGI"), respectively. Accordingly, references in this Annual Report to MOPI refer to BROG, references to MOTI refer to BRTI and references to MOGI refer to BRGI. The Trust owns certain net profits interests (the" Royalty Interests") in MOPI's interest in the Fruitland coal formation underlying the Northeast Blanco Unit in the San Juan Basin of New Mexico (the "Underlying Properties"). The Royalty Interests are the only assets of the Trust, other than cash and temporary investments being held for the payment of expenses and liabilities and for distribution to Unitholders.

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

                                1997                                     1998
Record Dates                    June 2     September 2    December 2     March 4
Distribution Dates              June 13    September 12   December 12    March 16
UNITS OF BENEFICIAL INTEREST

The units of beneficial interest ("Units") in the Trust are listed and traded on the New York Stock Exchange under the symbol "BRU." The following table sets forth, for the periods indicated, the high and low sales prices per Unit on the New York Stock Exchange and the amount of quarterly cash distributions per Unit made by the Trust.

                                          Price                        Distributions
                                High                 Low               per Unit
1996

First Quarter                $     13-5/8        $     10-1/8       $   0.332882

Second Quarter               $     11-3/4        $      8-3/4       $   0.298843

Third Quarter                $     10            $      8-3/4       $   0.255385

Fourth Quarter               $     10            $      8-1/4       $   0.250990

1995

First Quarter                $     17-5/8        $     15-1/8       $   0.364168

Second Quarter               $     17-1/8        $     14-3/4       $   0.399989

Third Quarter                $     16            $     14-3/8       $   0.385197
Fourth Quarter               $     15-3/8        $     12-3/8       $   0.375008

At March 18, 1997, there were 8,800,000 Units outstanding and approximately 1,188 Unitholders of record.

SELECTED FINANCIAL DATA

                                                                                       FOR THE PERIOD FROM
                                                                                            MAY 5, 1993
                                         FOR THE YEAR ENDED DECEMBER 31,                (DATE OF INCEPTION)
                                ----------------------------------------------------      TO DECEMBER 31,
                                    1996               1995                1994                 1993
                                ------------        ------------        ------------   --------------------
ROYALTY INCOME................. $ 10,671,428        $ 14,076,780        $ 17,115,969       $  6,900,747

DISTRIBUTABLE INCOME........... $ 10,040,541        $ 13,402,397        $ 16,423,579       $  6,549,172

DISTRIBUTABLE INCOME PER
 UNIT..........................        $1.14               $1.52               $1.87              $0.74

DISTRIBUTIONS PER UNIT.........        $1.14               $1.52               $1.88              $0.72

TOTAL ASSETS, DECEMBER 31...... $107,530,131        $123,634,960        $147,565,760       $172,184,435
TRUST CORPUS, DECEMBER 31...... $107,328,165        $123,534,740        $147,459,837       $172,153,000


      TO UNITHOLDERS:

We are pleased to present the 1996 Annual Report to Unitholders of Burlington Resources Coal Seam Gas Royalty Trust (the "Trust"). The report includes a copy of the Trust's annual report on Form 10-K for the year ended December 31, 1996. The Form 10-K contains important information concerning the creation and administration of the Trust, and the assets of the Trust, including coal seam gas reserves attributable to the net profits interests owned by the Trust estimated as of December 31, 1996.

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

Royalty income to the Trust is attributable to the sale of depleting assets. All of the Underlying Properties burdened by the Royalty Interests consist of producing properties. Accordingly, the proved reserves attributable to MOPI's interest in the Underlying Properties are expected to decline substantially during the term of the Trust and a portion of each cash distribution made by the Trust will, therefore, be analogous to a return of capital. Accordingly, cash yields attributable to the Units are expected to decline over the term of the Trust. For additional information concerning the reserves please refer to Note 9 "Supplemental Oil and Gas Information" to the financial statements.

The year 1996 marked the Trust's third full year of operations. Distributable income for the year ended December 31, 1996 was $10,040,541 or $1.14 per Unit as compared to $13,402,397 or $1.52 per Unit for 1995. Royalty income for the year totaled $10,671,428 as compared to $14,076,780 for 1995. The Trust also earned interest of $28,339 from temporary investments of funds prior to quarterly distributions being made as compared to $37,576 for 1995. General and administrative expenses for the year were $659,226 as compared to $711,959 for 1995.

Under the Trust Agreement, the Trustee has the responsibility to collect proceeds attributable to the Royalty Interests and to make quarterly cash distributions to Unitholders after deducting administrative expenses and any amounts necessary for cash reserves. The quarterly record date is the 63rd day following the end of the calendar quarter unless such day is not a business day in which case the record date will be the next business day. The quarterly distribution date is on or prior to 75 days after the end of the calendar quarter.

Tax information for calendar year 1996 permitting each Unitholder to make all calculations reasonably necessary for tax purposes was distributed by the Trustee to Unitholders prior to March 15, 1997, in accordance with the Trust Agreement. Such income tax information will be provided annually to Unitholders by the Trustee not later than March 15th of each year.

BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
BY: NATIONSBANK OF TEXAS, N.A., TRUSTEE
BY:/SIG/RON E. HOOPER
VICE PRESIDENT
MARCH 31, 1997

TRUSTEE'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The Trust makes quarterly cash distributions to Unitholders. The only assets of the Trust, other than cash and cash equivalents being held for the payment of expenses and liabilities and for distribution to Unitholders, are the Royalty Interests. The Royalty Interests owned by the Trust burden the net revenue interest in the Underlying Properties which are owned by MOPI and not the Trust.

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

Royalty income to the Trust is attributable to the sale of depleting assets. All of the Underlying Properties burdened by the Royalty Interests consist of producing properties. Accordingly, the proved reserves attributable to MOPI's interest in the Underlying Properties are expected to decline substantially during the term of the Trust and a portion of each cash distribution made by the Trust will, therefore, be analogous to a return of capital. Accordingly, cash yields attributable to the Units are expected to decline over the term of the Trust. For additional information concerning the reserves please refer to Note 9 "Supplemental Oil and Gas Information" of the financial statements.

The year 1996 marked the third full year of operations for the Trust. Royalty income for 1996 was $10,671,428 as compared to $14,076,780 for 1995 and $17,115,969 for 1994. Production of 12,122,587 Mcf for 1996 declined from 14,212,659 Mcf for 1995 and 16,706,193 Mcf for 1994 due to the natural decline of production from the coal seam formation. Natural gas prices received for 1996 were $1.06 per Mcf compared to $1.08 per Mcf for 1995 and $1.22 per Mcf for 1994.

Royalty income received by the Trust in a given calendar year will generally reflect the proceeds from the sale of gas produced from the Underlying Properties during the first three quarters of that year and the fourth quarter of the preceding calendar year less any operating and capital costs. Accordingly, the royalty income included in distributable income for the years ended December 31, 1996, 1995 and 1994 was based on production volumes and natural gas prices for the twelve months ended September 30, 1996, 1995 and 1994, respectively, in accordance with the terms of the conveyance of the Royalty Interests to the Trust, as shown in the table below. The production volumes included in the table are actual net production volumes attributable to MOPI's interest in the Underlying Properties, and not production attributable to the Royalty Interests owned by the Trust.

                                      For the Twelve Months Ended September 30,
                                      -----------------------------------------
                                          1996             1995           1994
                                        -------          -------        -------
Production (Bcf)(1)...................   12.761           14.961         17.585

Production (Trillion Btu)(2)..........   11.515           13.519         15.881

Average Inside FERC Price
 ($/MMBtu)(3).........................  $  1.34          $  1.22        $  1.76


MOPI Average Entitled Price Received
 ($/MMBtu)(4).........................  $  1.18          $  1.20        $  1.36

(1)Billion cubic feet of natural gas.
(2)Trillion British Thermal Units.
(3)The posted index price (Inside FERC) of spot gas delivered to pipelines.
(4)Average Inside FERC price less allowable deductions.

At December 31, 1995 and 1994, the Trust's net carrying value of its investment in royalty interests exceeded the sum of the future net cash flows plus the estimated future Section 29 tax credit benefits from the production of the Trust's reserves by $561,809 and $995,048, respectively. Accordingly, the Trust was required to record an impairment allowance in 1995 and 1994 to reduce its carrying value of royalty interests in gas reserves. The reduction in the carrying value of its investments was charged directly to trust corpus. For further discussion of impairment, please refer to Notes 2 and 10 in the financial statements. There was no impairment for 1996.

Production attributable to MOPI's interest in the Underlying Properties is generally sold pursuant to a gas purchase contract between MOPI and Meridian Oil Trading Inc. ("MOTI"). The gas purchase contract provides certain protections for MOTI in the form of price credits and for Unitholders when the applicable Blanco Hub Spot Price falls below $1.65 per MMBtu and provides certain benefits for MOTI when the Blanco Hub Spot Price exceeds $2.10 per MMBtu. The gas purchase contract also provides that the price paid for gas by MOTI is reduced by the amount of gathering and/or transportation charges, taxes, treating and processing costs and all other costs in connection with such services from the central gathering point to main line delivery paid by MOTI. For more detailed information regarding the terms and conditions of the gas purchase contract, see "Item 2. Properties -- Gas Purchase Contract" in the Form 10-K of the Trust appearing elsewhere in this Annual Report to Unitholders.

The Blanco Hub Spot Price was below $1.65 per MMBtu for all months during 1996 except August, November and December. The Blanco Hub Spot Price was below $1.65 per MMBtu in each month during 1995 and during the second, third and fourth quarters of 1994. However, pursuant to the terms of the gas purchase contract, MOTI continued to purchase gas attributable to MOPI's interest in the Underlying Properties at the $1.60 per MMBtu minimum purchase price, less deductible costs paid by MOTI, established by the gas purchase contract; and MOTI received a price credit from MOPI for each MMBtu of natural gas so purchased by MOTI equal to the difference between the $1.60 per MMBtu minimum purchase price and the applicable index price (which price is equal to 97 percent of the applicable Blanco Hub Spot Price). MOTI estimates that, as of December 31, 1996, MOTI had aggregate price credits of approximately $8.9 million of which the Trust's 95 percent interest was approximately $8.5 million. The Blanco Hub Spot Price was above $1.65 per MMBtu in January and February 1997 although there can be no assurance that it will not again fall below such price level. With the Blanco Hub Spot Price being above the minimum purchase price for several months of 1996, MOTI recouped price credits totaling $1.2 million. The entitlement of MOTI to recoup the price credits means that even though the applicable Blanco Hub Spot Price is above $1.65 per MMBtu, royalty income otherwise payable to the Trust will be reduced until such time as all accrued and unrecouped price credits have been recovered by MOTI. Reduced royalty income to the Trust correspondingly reduces cash distributions to Unitholders.

The information in this Annual Report to Unitholders concerning production and prices relating to MOPI's interest in the Underlying Properties is based on information prepared and furnished by MOPI to the Trustee. The Trustee has no control over and no responsibility relating to the operation of the Underlying Properties.

This Annual Report and the accompanying Form 10-K include "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. All statements other than statements of historical fact included in this Annual Report and the accompanying Form 10-K are forward-looking statements. Such statements include, without limitation, the reserve information and other statements contained in Item 2, "Properties" of the accompanying Form 10-K. Although the Trust believes that the expectations reflected in such forward-looking statements are reasonable, such expectations are subject to numerous risks and uncertainties and the Trust can give no assurance that they will prove correct. There are many factors, none of which is within the Trust's control, that may cause such expectations not to be realized, including, among other things, factors identified in this Annual Report and the accompanying Form 10-K affecting oil and gas prices and the recoverability of reserves, and future economic, competitive and market conditions.

FINANCIAL STATEMENTS

Audited Statements of Assets, Liabilities and Trust Corpus of the Trust as of December 31, 1996 and 1995, and the related Statements of Distributable Income and Changes in Trust Corpus for the years ended December 31, 1996, 1995 and 1994 are included in this Annual Report to Unitholders immediately following the Independent Auditors' Report below.

The Royalty Interests owned by the Trust burden the Underlying Properties, which are owned by MOPI and not the Trust. For the information of Unitholders, an audited Statement of Revenues and Direct Operating Expenses of the Underlying Properties for each of the three years in the period ended December 31, 1996 has been prepared and furnished by MOPI to the Trustee for inclusion in this Annual Report to Unitholders. The financial statements furnished by MOPI appear immediately preceding the Form 10-K of the Trust.

INDEPENDENT AUDITORS' REPORT
NATIONSBANK OF TEXAS, N.A.,
AS TRUSTEE OF BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST

We have audited the accompanying statements of assets, liabilities and trust corpus of Burlington Resources Coal Seam Gas Royalty Trust as of December 31, 1996 and 1995, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the Burlington Resources Coal Seam Gas Royalty Trust at December 31, 1996, and 1995, and its distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1996, on the basis of accounting described in Note 2.

/SIG/DELOITTE & TOUCHE LLP
Dallas, Texas
March 21, 1997

FINANCIAL STATEMENTS
BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

December 31,                                                                                 1996           1995

ASSETS

CASH AND CASH EQUIVALENTS..............................................................  $    158,251   $     31,260

Royalty interests in oil and gas properties (less accumulated amortization and.........   107,371,880    123,603,700
 impairment of $73,028,120 and $56,796,300)(Note 10)

      TOTAL ASSETS.....................................................................  $107,530,131   $123,634,960

LIABILITIES AND TRUST CORPUS

Trust expenses payable.................................................................  $    201,966   $    100,220

Trust corpus (8,800,000 units of beneficial interest authorized and outstanding).......   107,328,165    123,534,740

TOTAL LIABILITIES AND TRUST CORPUS.....................................................  $107,530,131   $123,634,960


STATEMENTS OF DISTRIBUTABLE INCOME

YEAR ENDED DECEMBER 31                           1996           1995           1994

ROYALTY INCOME............................   $10,671,428   $ 14,076,780   $ 17,115,969

Interest income...........................        28,339         37,576         36,323

                                              10,699,767     14,114,356     17,152,292

GENERAL AND ADMINISTRATIVE EXPENSES
 (NOTE 4).................................      (659,226)      (711,959)      (728,713)

DISTRIBUTABLE INCOME......................   $10,040,541   $ 13,402,397   $ 16,423,579

DISTRIBUTABLE INCOME PER UNIT
 (8,800,000 UNITS)........................         $1.14          $1.52          $1.87
Distributions per unit....................         $1.14          $1.52          $1.88


STATEMENTS OF CHANGES IN TRUST CORPUS

YEAR ENDED DECEMBER 31                        1996           1995           1994

TRUST CORPUS, BEGINNING OF PERIOD.......  $123,534,740   $147,459,837   $172,153,000

Amortization and impairment of royalty
 interests..............................   (16,231,820)   (23,913,096)   (24,564,144)

DISTRIBUTABLE INCOME....................    10,040,541     13,402,397     16,423,579

DISTRIBUTIONS TO UNITHOLDERS............   (10,015,296)   (13,414,398)   (16,552,598)
Trust corpus, end of period.............  $107,328,165   $123,534,740   $147,459,837


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

1. TRUST ORGANIZATION AND PROVISIONS

Burlington Resources Coal Seam Gas Royalty Trust (the "Trust") was formed as a Delaware business trust pursuant to the terms of the Trust Agreement of Burlington Resources Coal Seam Gas Royalty Trust (the "Trust Agreement") entered into effective as of May 1, 1993 by and among Meridian Oil Production Inc., a Delaware corporation ("MOPI"), as trustor, Burlington Resources Inc., a Delaware corporation ("Burlington Resources"), and NationsBank of Texas, N.A., a national banking association (the "Trustee"), and Mellon Bank (DE)

National Association, a national banking association (the "Delaware Trustee"), as trustees. Effective January 1, 1996, MOPI was merged with and into Meridian Oil Inc. ("MOI"), a wholly owned subsidiary of Burlington Resources. Effective July 11, 1996, MOI changed its name to Burlington Resources Oil & Gas Company("BROG"), and Meridian Oil Trading Inc. ("MOTI") and Meridian Oil Gathering Inc.("MOGI"), both affiliates of MOI, changed their names to Burlington Resources Trading Inc. ("BRTI") and Burlington Resources Gathering Inc.("BRGI"), respectively. Accordingly, references in this Annual Report to MOPI refer to BROG, references to MOTI refer to BRTI and references to MOGI refer to BRGI. The trustees are independent financial institutions.

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

The only assets of the Trust, other than cash and cash equivalents being held for the payment of expenses and liabilities and for distribution to Unitholders, are the Royalty Interests. The Royalty Interests consist primarily of a net profits interest (the "NPI") in MOPI's interest in the Underlying Properties. The NPI generally entitles the Trust to receive 95 percent of the NPI Net Proceeds, as defined below. The Royalty Interests also include a 20 percent interest in the Infill Net Proceeds, as defined below, from the sale of production if well spacing rules are effectively modified and additional wells are drilled on producing drilling blocks in the Northeast

Blanco Unit ("Infill Wells") during the term of the Trust. With respect to the NPI, the term "NPI Net Proceeds" generally means the aggregate proceeds attributable to MOPI's net revenue interest in the Underlying Properties (excluding the proceeds, if any, from Infill Wells) calculated at the price paid by MOTI at any one of four central delivery points in the Northeast Blanco Unit gathering system or either of two wellhead delivery points (collectively, the "Central Gathering Point") for the entitled volume of gas produced and sold from MOPI's interest in the Underlying Properties less MOPI's working interest share of (i) property, production and related taxes (including severance taxes); (ii) lease operating expenses; (iii) capital costs (if paid after January 1, 1994);
(iv) royalties, if any, required to be paid that are based on the value of
Section 29 tax credits attributable to such working interest share; and (v) interest on the unrecovered portion, if any, of the foregoing costs at a rate equal to the base rate (compounded quarterly) as announced from time to time by Citibank, N.A. ("Citibank's Base Rate"). The term "Infill Net Proceeds" generally means the aggregate proceeds attributable to MOPI's net revenue interest calculated at the price paid by MOTI at the Central Gathering Point for the entitled volume of gas produced and sold from MOPI's interest in any Infill Wells less MOPI's working interest share of (a) property, production and related taxes (including severance taxes) on such Infill Wells; (b) lease operating expenses with respect to such Infill Wells; (c) capital costs with respect to such Infill Wells; and (d) interest on the unrecovered portion, if any, of the foregoing costs at Citibank's Base Rate. The complete definitions of NPI Net Proceeds and Infill Net Proceeds are set forth in the Conveyance.

Because of the passive nature of the Trust and the restrictions and limitations on the powers and activities of the Trustee contained in the Trust Agreement, the Trustee does not consider any of the officers and employees of the Trustee to be "officers" or "executive officers" of the Trust as such terms are defined under the applicable rules and regulations adopted under the Securities Exchange Act of 1934.

2. BASIS OF ACCOUNTING

The financial statements of the Trust are prepared on a modified cash basis and are not intended to present financial position and results of operations in conformity with generally accepted accounting principles ("GAAP"). Preparation of the Trust's financial statements on such basis includes the following:

 .Royalty income and interest income are recorded in the period in which amounts are received by the Trust rather than in the months of production.
 .General and administrative expenses recorded are based on liabilities paid and cash reserves established out of cash received.
 .Amortization of the Royalty Interests is calculated on a unit-of-production basis and charged directly to trust corpus based upon when revenues are received.
 .Distributions to Unitholders are recorded when declared by the Trustee (see
Note 5).

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

Burlington Resources sold an aggregate of 8,800,000 Units in the Public Offering. Accordingly, the carrying value of the Trust's Royalty interest in oil and gas properties at December 31, 1996 and 1995 reflect 8,800,000 Units at the public offering price of $20.50 per Unit, less accumulated amortization and impairment.

The net amount of royalty interests in gas properties is limited to the sum of the future net cash flows attributable to the Trust's gas reserves at year end using current product prices plus the estimated future Section 29 credits for federal income tax purposes. If the net cost of royalty interests in gas properties exceeds this amount, an impairment provision is recorded and charged to the trust corpus.

USE OF ESTIMATES

The preparation of financial statements in conformity with the basis of accounting described above requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates.

NEW ACCOUNTING STANDARDS

Statements of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires the review of long-lived assets and certain identifiable intangibles for impairment. If an impairment event occurs and it is determined that the carrying value of the asset may not be recoverable, an impairment loss will be recognized as measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. The Trustee adopted SFAS No. 121 effective January 1, 1996 . Such implementation did not have any impact on the financial statements of the Trust (see Note 10).

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

Production from coal seam gas wells drilled after December 31, 1979 and prior to January 1, 1993, qualifies for the Federal income tax credit for producing nonconventional fuels under Section 29 of the Internal Revenue Code. This tax credit is calculated annually based on each year's qualified production through the year 2002. Such credit, based on the Unitholder's pro rata share of qualifying production, may not reduce his regular tax liability (after the foreign tax credit and certain other non-refundable credits) below his alternative minimum tax. Any part of the Section 29 credit not allowed for the tax year solely because of this limitation is subject to certain carryover provisions. Each Unitholder should consult his tax advisor regarding Trust tax compliance matters.

4. RELATED PARTY TRANSACTIONS

Burlington Resources provides accounting, bookkeeping and informational services to the Trust in accordance with an Administrative Services Agreement effective May 1, 1993. The fee is $75,000 per quarter, adjusted annually, based upon the change in the Producer's Price Index each January 1 commencing January 1, 1994. Aggregate fees paid by the Trust to Burlington Resources in 1996, 1995 and 1994 were $313,157, $305,695 and $300,600, respectively.

Aggregate fees paid by the Trust to the Trustee in 1996, 1995 and 1994 were $39,147, $38,192 and $37,080, respectively. The Delaware Trustee was paid a flat fee of $10,000 for each of the respective years.

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

The Royalty Interests may be sold under certain circumstances and will be sold following termination of the Trust. A special distribution will be made of undistributed net sales proceeds and other amounts received by the Trust aggregating in excess of $10,000,000 (a "Special Distribution Amount"). The record date for a Special Distribution Amount will be the 15th day following receipt of amounts aggregating a Special Distribution Amount by the Trust (unless such day is not a business day in which case the record date will be the next business day thereafter) unless such day is within 10 days prior to the record date for a Quarterly Distribution Amount in which case the record date will be the date as is established for the next Quarterly Distribution Amount. Distribution to Unitholders of a Special Distribution Amount will be made no later than 15 days after the Special Distribution Amount record date.

6. CONTINGENCIES

Under the terms of the gas purchase contract entered into between MOPI and an affiliate of MOPI (the "Gas Purchase Contract"), additional revenues may be paid to the Trust to meet the minimum purchase price provision of $1.60 per MMBtu (the "Minimum Purchase Price") (less applicable deductions). This additional revenue is subject to recoupment by MOPI from future revenues received from production when the applicable index price in such month exceeds the Minimum Purchase Price.

The applicable index price was below the Minimum Purchase Price during 1996 except for the months of August, November and December, and in each month during 1995 and during the second, third and fourth quarters of 1994. Pursuant to the terms of the Gas Purchase Contract, MOTI established a price credit account. MOTI estimates that, as of December 31, 1996, MOTI had aggregate price credits in the price credit account of approximately $8.9 million of which the Trust's 95 percent interest was approximately $8.5 million. The applicable index price was above the Minimum Purchase Price in January and February 1997.

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

Per the terms of the Gas Purchase Contract, all royalty income of the Trust was derived from MOPI.

7. SUBSEQUENT EVENT

Subsequent to December 31, 1996, the Trust declared the following distribution:


Quarterly Record Date              Payment Date            Distribution per Unit
March 4, 1997                      March 14, 1997          $.147801


The Trustee has estimated the Section 29 tax credit associated with the March 14, 1997 quarterly distribution to be $.18 per Unit (unaudited).

8. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the periods ended December 31, 1996 and 1995 are as follows (in thousands except per unit amount):

Calendar Quarter              Royalty Income   Distributable       Distributable
                                               Income              Income per Unit

1996

First                            $ 3,101          $ 2,920              $ .33

Second                             2,852            2,638                .30

Third                              2,423            2,309                .26

Fourth                             2,295            2,174                .25

                                 $10,671          $10,041              $1.14
1995

First                            $ 3,308          $ 3,174              $ .36

Second                             3,812            3,517                .40

Third                              3,528            3,398                .39

Fourth                             3,429            3,313                .37

                                 $14,077          $13,402              $1.52

Selected 1996 fourth quarter data are as follows (in thousands except per unit amounts):

Royalty income.........................................  $ 2,295

Interest income........................................        6

General and administrative expenses....................     (127)
                                                         -------

Distributable income...................................  $ 2,174
                                                         =======

Distributable income per unit..........................  $   .25
                                                         =======

Distribution per unit..................................  $   .25
                                                         =======

Due to the significant upward revision in estimated reserve quantities (see Note
9), estimated amortization of royalty interests was adjusted downward by approximately $3.3 million during the fourth quarter of 1996. This adjustment did not have an impact on the Trust's distributable income.

9. SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

The net proved reserves attributable to the Royalty Interests, all located within the United States, have been estimated as of December 31, 1996, 1995 and 1994 by independent petroleum engineers.

In accordance with Statement of Financial Accounting Standards No. 69, estimates of future net revenues from proved reserves have been prepared either using end-of-period or contractual gas prices as appropriate and related costs. The standardized measure of future net revenues from the gas reserves is calculated based on discounting such future net revenues at an annual rate of 10 percent. At December 31, 1996, the price the Trust was entitled to receive under the Gas Purchase Contract was $2.74 per MMBtu subject to accrued and unrecouped price credits (see Note 6). For purposes of preparation of the reserve report as of December 31, 1996, however, pricing was held constant at the minimum purchase price ($1.60 per MMBtu) until the accrued price credits were recouped by MOTI, after which $2.74 per MMBtu was utilized for the remaining life of the Royalty Interests.

Numerous uncertainties are inherent in estimating volumes and value of proved developed reserves and in projecting future production rates. Such reserve estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production may be substantially different from the original estimates.

The reserve estimates for the Royalty Interests are based on a percentage share of NPI Net Proceeds payable to the Trust of 95 percent. A net profits interest does not entitle the Trust to a specific quantity of gas but to a portion of gas sufficient to yield a specified portion of the net proceeds derived therefrom. Proved reserves attributable to a net profits interest are calculated by deducting an amount of gas sufficient, if sold at the prices used in preparing the reserve estimates for such net profits interest, to pay the future estimated costs and expenses deducted in the calculation of the net proceeds of such interest. Accordingly, the reserves presented for the Royalty Interests reflect quantities of gas that are free of future costs and expenses if the price and cost assumptions used in the reserve report prepared as of December 31, 1996 occur.

                                            Natural Gas (MMcf)

Proved reserves at  January 1, 1994......        108,025

Revisions of previous estimates..........         (1,752)

Production...............................        (15,941)
                                                 -------

Proved reserves at December 31, 1994.....         90,332

Revisions of previous estimates..........            208

Production...............................        (13,995)
                                                 -------

Proved reserves at December 31, 1995.....         76,545

Revisions of previous estimates..........          6,671

Production...............................        (11,582)
                                                 -------

Proved reserves at December 31,1996......         71,634
                                                 =======


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

The following table sets forth the standardized measure of discounted future net revenues at December 31, 1996, 1995 and 1994 relating to proved reserves (in thousands):

                                         1996           1995           1994

Future cash inflows.................  $ 143,716       $  94,079      $ 110,439

Future production taxes,
  operating costs, and capital
  expenditures......................    (27,410)         19,048        (24,470)
                                      ---------       ---------      ---------

Future net cash flows...............    116,306          75,031         85,969

10% discount factor.................    (49,001)        (27,461)       (30,286)
                                      ---------       ---------      ---------
Standardized measure of
  discounted future net revenues....  $  67,305       $  47,570      $  55,683
                                      =========       =========      =========


The following table sets forth the changes in the aggregate standardized measure of discounted future net revenues from proved reserves during the years ended December 31, 1996, 1995 and 1994 (in thousands):

                                      1996      1995       1994

Balance at January 1..............  $47,570   $ 55,683   $ 91,423

Increase (decrease) due to:

 Net sales of coal seam gas.......   (9,042)   (13,826)   (15,906)

 Net changes in prices and costs..   18,444        (80)   (25,600)

 Changes in estimated volumes.....    5,576        225     (3,376)

Accretion of discount.............    4,757      5,568      9,142
                                    -------   --------   --------

Balance at December 31............  $67,305   $ 47,570   $ 55,683
                                    =======   ========   ========

The above reserves do not include undiscounted Section 29 tax credits of approximately $36,055,600 as estimated by an independent petroleum engineer. The present discounted (10%) value of these tax credits is approximately $28,479,900.

Subsequent to year end 1996, the price of gas decreased significantly. As of March 21,1997, published natural gas prices were approximately 1.53 per MMBtu as compared to prices utilized in the Trust's calculation of its year end standardized measure of discounted future net cash flow. The use of prices currently being received would result in a lower standardized measure of discounted future net cash flows.

10. IMPAIRMENT OF ROYALTY INTERESTS

At December 31, 1995 and 1994, the Trust's net carrying value of its investment in royalty interests exceeded the sum of the future net cash flows plus the estimated future Section 29 tax credit benefits from the production of the Trust's reserves by $561,809 and $995,048, respectively. Accordingly, the Trust was required to record an impairment allowance during 1995 and 1994 to reduce its carrying value of royalty interests in gas reserves. The reduction in the carrying value of its investments was charged directly to trust corpus. There was no impairment in 1996. For further discussion of impairment see Note 2. As more fully discussed in Note 2, beginning in 1996 the Trust was required to adopt SFAS No. 121. SFAS No. 121 requires that if an impairment event occurs and it is determined that the carrying value of the Trust's royalty interests may not be recoverable, an impairment will be recognized as measured by the amount by which the carrying amount of the royalty interests exceeds the fair value of these assets, which would likely be measured by discounting projected cash flows. Should the aggregate dollar amount of the Trust's reserves and Section 29 credits decline, an additional impairment provision, which could be material, will be required. There can be no assurance such a writedown will not occur.

SUPPLEMENTAL INFORMATION REGARDING THE UNDERLYING PROPERTIES

The Royalty Interests owned by the Trust burden MOPI's interest in the Underlying Properties. The Royalty Interests are passive in nature and neither the Trustee nor the Delaware Trustee has any control over or responsibility relating to the operation of the Underlying Properties or MOPI's interest therein. For the information of Unitholders, the following Statement of Revenues and Direct Operating Expenses of MOPI's interest in the Underlying Properties for each of the three years in the period ended December 31, 1996, auditied by Coopers & Lybrand L.L.P., independent accountants, has been prepared and furnished by MOPI to the Trustee for inclusion herein.

REPORT OF INDEPENDENT ACCOUNTANTS
TO BOARD OF DIRECTORS OF
BURLINGTON RESOURCES INC.:

We have audited the accompanying Statement of Revenues and Direct Operating Expenses ("Statement") of certain coal seam gas producing properties of Burlington Resources Oil & Gas Company ("the Underlying Properties") for each of the three years in the period ended December 31, 1996. In 1996, Meridian Oil Inc., the successor by merger of Meridian Oil Production Inc., changed its name to Burlington Resources Oil & Gas Company (the "Company"). The financial statement is the responsibility of Company's management. Our responsibility is to express an opinion on this financial statement based upon our audits.

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

The accompanying Statement reflects the revenue and direct operating expenses attributable to the Company's interest in the Underlying Properties as described in Note 2 and is not intended to be a complete presentation of the revenues and expenses of the Company's interest in the Underlying Properties.

In our opinion, the Statement presents fairly, in all material respects, the revenues and direct operating expenses of the Company's interest in the Underlying Properties as described in Note 2 for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/SIG/COOPERS & LYBRAND L.L.P.
Fort Worth, Texas
March 21, 1997

BURLINGTON RESOURCES OIL & GAS COMPANY'S INTEREST IN THE UNDERLYING PROPERTIES STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

(In thousands)

                                           Years Ended December 31,
                                            1996     1995    1994

Revenues                                  $12,682  $16,009  $19,573
                                          -------  -------  -------
Direct operating expenses

 Taxes on production and property           1,228    1,111    1,871

 Lease operating expenses                     455      433      624
                                          -------  -------  -------

                                            1,683    1,544    2,495
                                          -------  -------  -------

Excess of revenues over direct
 operating expenses                       $10,999  $14,465  $17,078
                                          =======  =======  =======

The accompanying notes are an integral part of this financial statement.

BURLINGTON RESOURCES OIL & GAS COOMPANY'S INTEREST IN THE UNDERLYING PROPERTIES NOTES TO THE FINANCIAL STATEMENTS

1. BURLINGTON RESOURCES OIL & GAS COMPANY'S INTEREST IN THE UNDERLYING
PROPERTIES

The interest of Burlington Resources Oil & Gas Company in certain coal seam gas producing properties (the "Underlying Properties") consists of certain interests in the Fruitland Coal formation owned by Burlington Resources Inc. through the Company. The Underlying Properties, substantially all of which are located in the Northeast Blanco Unit in the San Juan Basin of New Mexico, are burdened by a Net Profits Interest Conveyance from Meridian Oil Production Inc. to the Burlington Resources Coal Seam Gas Royalty Trust ("Trust") dated May 1, 1993 ("Conveyance"). In 1996, Meridian Oil Inc., the successor by merger of Meridian Oil Production Inc., changed its name to Burlington Resources Oil & Gas Company (the "Company").

2. BASIS OF PRESENTATION

The accompanying financial statement does not include depreciation, depletion and amortization, interest, general and administrative expenses or income taxes as such information is either not readily available on an individual property basis or relevant for purposes of the Trust. During the periods presented, the Underlying Properties were not accounted for as a separate entity. Accordingly, the financial statement is not intended to represent the financial position, results of operations, or cash flows of the Underlying Properties in conformity with generally accepted accounting principles.

Revenues are presented on an accrual basis using the production entitlement method as set forth in the Conveyance. The Company's revenues are recorded based upon its Net Revenue Interest Percentage (as defined in the Conveyance). Revenues are reflected net of existing royalties, overriding royalties and gathering, treating and processing expenses. The Company's actual cash receipts may vary from accrued revenues due to timing delays of receipt of cash from the operators of the Underlying Properties or purchasers, and due to wellhead and pipeline volume balancing agreements or practices. The Company produced and sold more gas than its entitled share based upon its working interest in the Underlying Properties, and thus is in an over-produced position of approximately 297 million cubic feet ("MMcf"), 258 MMcf and 1,100 MMcf as of December 31, 1996, 1995 and 1994, respectively. Expenses are presented on an accrual basis.

The preparation of the financial statement requires the Company to make estimates and assumptions that affect the reported amounts of revenues and direct operating expenses during the reporting periods. Actual results could differ from such estimates.

3. RELATED PARTY TRANSACTIONS

Prior to May 1, 1993, the Company's production from the Underlying Properties was sold to Meridian Oil Trading Inc. ("MOTI"), an affiliate of the Company, based on MOTI's posted price. Beginning May 1, 1993, the Company's production from the Underlying Properties was sold to MOTI under the terms of the Gas Purchase Contract between the Company and MOTI dated May 1, 1993 ("Gas Purchase Contract"). In 1996, MOTI changed its name to Burlington Resources Trading Inc. ("BRTI"). The monthly price paid by BRTI for natural gas purchased pursuant to the Gas Purchase Contract is (i) the greater of (a) $1.60 per million British thermal units ("Minimum Purchase Price") and (b) the Index Price (as defined in the Gas Purchase Contract) up to the Sharing Price (as defined in the Gas Purchase Contract), less, in each case, (ii) gathering, treating and processing charges incurred in connection with such production, and plus (iii) a price differential, if any, when the Index Price exceeds the Sharing Price. After December 31, 1993, to the extent BRTI was required pursuant to the Gas Purchase Contract to pay a price based on the Minimum Purchase Price rather than the Index Price, BRTI is entitled to accrue certain price credits that will be used to reduce the purchase price of gas under the Gas Purchase Contract when the Index Price exceeds the Minimum Purchase Price. BRTI has the right to recover price credits of $8.9 million and $7.4 million as of December 31, 1996 and 1995, respectively. During 1996, BRTI accrued an additional $2.7 million in price credits and recovered price credits totaling $1.2 million.

The Company's production from the Underlying Properties is gathered, treated and processed under the terms of the Gas Gathering, Dehydrating and Treating Agreement between the Company and Meridian Oil Gathering Inc. ("MOGI") dated May 3, 1990, as amended May 1, 1993 ("Gas Gathering , Dehydrating and Treating Agreement"). In 1996, MOGI changed its name to Burlington Resources Gathering Inc. ("BRGI"). The fees charged by BRGI totaled approximately $4.1 million, $4.8 million and $5.3 million for the years ended December 31, 1996, 1995 and 1994, respectively, and are in accordance with the rates defined in the Gas Gathering, Dehydrating and Treatment Agreement.

TRUSTEE
NationsBank of Texas, N.A.
Dallas, Texas
Delaware Trustee
Mellon Bank(DE) National Association
Wilmington, Delaware

TRANSFER AGENT AND REGISTRAR
Boston Equiserve Shareholder Service
Boston, Massachusetts and New York, New York

TRUST AUDITORS
Deloitte & Touche LLP
Dallas, Texas

TRUST ENGINEERING CONSULTANTS
Netherland, Sewell & Associates, Inc.
Houston, Texas

TRUSTEE COUNSEL
Thompson & Knight,
A Professional Corporation
Dallas, Texas

FORM 10-K
A copy of the Form 10-K of the Trust for the year ended December 31, 1996 as filed with the Securities and Exchange Commission has been provided with this Annual Report to Unitholders. Additional copies of the Form 10-K will be provided, without charge, upon written request to:

Burlington Resources Coal Seam Gas Royalty Trust
NationsBank of Texas, N.A., Trustee
NationsBank Plaza
901 Main Street, Suite 1700
Dallas, Texas 75283-0650

BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
NATIONSBANK OF TEXAS, N.A., TRUSTEE
NATIONSBANK PLAZA
901 MAIN STREET, SUITE 1700
DALLAS, TEXAS 75283-0650
1-800-365-6547